CERTIFICATE OF AUTHOR

I, Charles Johannes Muller, BSc (Hons), Pr.Sc.Nat., do hereby certify that:

1.

I am currently employed as a Director by:

Minxcon  (Pty) Ltd.

Postnet Suite No 47

Private Bag X5

Strubens Valley 1735

2.

I graduated from the Rand Afrikaanse University (BSc. (1988) and BSc. Hons (1992)).

3.

I am a member in good standing of the South African Council for Natural Scientific Professionals (SACNASP), registration number 400201/04.

4.

I have worked as a geoscientist for a total of 20 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with the professional associations (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I visited the property, viewed the core and discussed the technical issues and geology of the project with Willie Visser and Thys Botha of Platinum Group Metals (RSA) (Pty) Ltd., leading up to the compilation of the report referenced herein.

7.

I am co-author of the technical report entitled  “Updated TECHNICAL REPORT (Updated FEASIBILITY STUDY) Western Bushveld Joint Venture PROJECT 1 (ELANDSFONTEIN AND FRISCHGEWAAGD) ”, dated October 08, 2009 (the “Report”). I have reviewed the entire Report and the work of other qualified persons who contributed to the Report.

8.

The mineral resource section of the Report was completed using a dataset compiled from technical data collected during this assessment phase by Platinum Group Metals Ltd. Although the dataset is the responsibility of Platinum Group Metals Ltd., I have taken reasonable steps to provide comfort that the dataset is accurate and reliable.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

10.

I am independent of the issuer, Platinum Group Metals Ltd., applying all of the tests in NI 43-101.

11.

I am familiar with the type of deposit found in the area visited and have been involved in similar evaluations and technical compilations.

12.

I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Dated the 20th day of  November 2009.

_______________________________

Charles Johannes Muller

BSc (Hons), Pr.Sc.Nat.